EXHIBIT 99


                              [CADMUS letterhead]

NEWS RELEASE

                                                                         CONTACT
                                                                 David E. Bosher
                                                    Vice President and Treasurer
                                                                  (804) 287-5685


                       CADMUS COMMUNICATIONS CORPORATION
                            ANNOUNCES NEW DIRECTORS


RICHMOND, VA. February 12, 1997 - Cadmus Communications Corporation (NASDAQ NMS:
CDMS) today announced the additions of Jerry I. Reitman and G. Waddy Garrett to the Board of Directors of the Company.

Mr. Reitman is currently vice-chairman of International Data Response Corporation and executive director of the Chicago Direct Marketing Educational Foundation. He retired from the Leo Burnett Company in 1996 where he was executive vice-president and executive director of Integrated Communications for the Chicago-based international advertising agency. Prior to joining Burnett, Mr. Reitman was chairman of the Reitman Group and was co-founder of SMS Direct, a unit of Ogilvy and Mather. He also serves as a member of the Board of Trustees of the Direct Marketing Educational Foundation, as a board member and vice-chairman of Children's Memorial Foundation of Chicago, and on the Board of Governors of Children's Miracle Network. Mr. Reitman is a graduate of Pennsylvania State University with a degree in finance.

Mr. Garrett is chairman and chief executive officer of Alliance Agronomics, Inc., a Mechanicsville, Virginia-based firm. He serves as a member of the boards of Ag-Chem Equipment Co., County Bank of Chesterfield, Reeds Jewelers, Inc., and Smart Route Systems, Inc. Mr. Garrett is a graduate of the United States Naval Academy, the U.S. Naval Nuclear Power School and the Harvard Business School, where he earned an MBA.

C. Stephenson Gillispie, Jr., chairman, president and chief executive officer of Cadmus, noted, "We are extremely pleased and privileged to have these gentlemen join our board. Jerry Reitman is a leading expert and lecturer on marketing and will bring a unique set of marketing skills and expertise to our Company. Waddy Garrett has considerable experience in strategy formulation and in change management, critical components of our ongoing process to transforming Cadmus into an integrated communications and marketing company."

Cadmus Communications Corporation is an integrated communications company offering products and services in three broad areas: periodicals, graphic communications, and marketing. Headquartered in Richmond, Virginia, Cadmus is one of the largest graphic communications companies in North America.